Exhibit (n)
AMERICAN BEACON FUNDS
Amended and Restated
Plan Pursuant to Rule 18f-3
     The American Beacon Funds (the “Funds”) hereby adopt this Amended and Restated Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), to address the differing requirements and preferences of potential investors.
A. CLASSES OFFERED. The Funds offer the following classes of shares:
     1. Institutional Class. Institutional Class shares are offered primarily to large institutional investors. The Institutional Class generally requires an initial investment of at least $2 million (although this minimum investment requirement may be waived) and are sold without the imposition of any sales charges. Institutional Class shareholders incur no fees pursuant to a plan of distribution pursuant Rule 12b-1 under the 1940 Act (“12b-1 fees”).
     2. Investor Class. Investor Class shares are offered to all investors, including smaller institutional investors, investors using intermediary organizations such as broker-dealers or plan sponsors, individual retirement accounts, and self-employed individual retirement accounts. Investor Class shares require an initial investment of $2,500 and are sold without the imposition of any sales charges. Investor Class shareholders incur no 12b-1 fees but do incur a fee of 0.375% of average daily net assets for the servicing of shareholder accounts (“Investor Class Service Fee”). Prior to March 1, 2009, the Investor Class was named the PlanAhead Class.
     3. AMR Class. AMR Class shares are offered to tax-exempt retirement and benefit plans of American Beacon Advisors, Inc. (the “Manager”) and AMR Corporation and its affiliates. AMR Class shares require no minimum initial investment and are sold without the imposition of any sales charges. AMR Class shareholders incur no 12b-1 fees.
     4. Cash Management Class. Cash Management Class shares are offered to institutional investors, including investors using intermediary organizations such as broker-dealers, with a minimum initial investment of at least $10 million for the Money Market Fund and $2 million for the U.S. Government Money Market Fund. Cash Management Class shares are sold without the imposition of any sales charges, and Cash Management

Class shareholders do not incur any 12b-1 fees. Cash Management Class shares are subject to an Administrative Services Plan, pursuant to which the Manager is obligated to provide or oversee the provision of administrative services to the Cash Management Class including, but not limited to, payments of fees for record maintenance, forwarding shareholder and Fund communications to the applicable broker-dealer firm, and aggregating and processing orders for the purchase and redemption of Cash Management Class shares. As compensation for these services, the Manager receives a fee of up to 0.07% on an annualized basis of the average daily net assets of the Cash Management Class of the Funds.
     5. Advisor Class. Advisor Class shares are offered to all investors who invest through intermediary organizations, such as broker-dealers or third party administrators. Advisor Class shares require an initial minimum investment of $2,500 and are sold without the imposition of any sales charges. Shares of the Advisor Class, however, do incur charges of up to 0.25% of average daily Advisor Class net assets under a Rule 12b-1 plan. These 12b-1 fees are paid to the Manager as compensation for distribution-related expenses and/or shareholder services. Advisor Class shareholders also incur a fee of 0.25% of average daily net assets for the servicing of shareholder accounts (“Advisor Class Service Fee”). Prior to March 1, 2009, the Advisor Class was named the Service Class.
     6. Retirement Class. Retirement Class shares are offered to all investors who invest through intermediary organizations, such as broker-dealers, insurance companies or third party administrators for small to mid-sized retirement plans. Retirement Class shares require an initial minimum investment of $2,500 and are sold without the imposition of any sales charges. Shares of the Retirement Class, however, do incur charges of up to 0.50% of average daily Retirement Class net assets under a Rule 12b-1 plan. These 12b-1 fees are paid to the Manager as compensation for distribution-related expenses and/or shareholder services. Retirement Class shareholders also incur a fee of 0.25% of average daily net assets for the servicing of shareholder accounts (“Retirement Class Service Fee”).
B. EXPENSES. The expenses of the Funds that cannot be attributed to any one Fund generally are allocated to each Fund based on the relative net assets of the Funds. Certain expenses that may be attributable to a particular Fund, but not a particular Class, are allocated based on the relative daily net assets of each Class within the Fund. Finally, certain expenses may be attributable to a particular Class of shares of a Fund (“Class Expenses”). Class Expenses are charged directly to the net assets of the particular Class and, thus, are borne on a pro rata basis by the outstanding shares of that Class.

     Examples of Class Expenses may include: (1) 12b-1 fees, (2) transfer agent fees identified as being attributable to a specific Class, (3) shareholder servicing arrangements, such as the Investor Class Service Fees, Advisor Class Service Fees, and Retirement Class Service Fees (4) stationery, printing, postage, and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a Class, (5) Blue Sky registration fees incurred by a Class, (6) Securities and Exchange Commission registration fees incurred by a Class, (7) expenses of Administrative Services Agreements or Administrative Services Plans and other administrative personnel and services as required to support the shareholders of a Class, (8) trustees’ fees or expenses incurred as a result of issues relating to one Class, (9) accounting expenses relating solely to one Class, (10) auditors’ fees, litigation expenses, and legal fees and expenses relating to a Class, and (11) expenses incurred in connection with shareholder meetings as a result of issues relating to one Class.
C. CLASS DIFFERENCES. Other than the differences discussed above, there are no material differences in the services offered each Class.
D. EXCHANGE FEATURES. Exchanges are generally not permitted between different Classes. However, each Class of shares offers exchange privileges within the Class, subject to certain minimum holding period requirements.
Dated: April 3, 1995, as amended and restated on August 21, 1995, December 1, 2001, May 1, 2003, April 2, 2007, March 6, 2009, and April 30, 2009.